COMMISSION FILE NUMBER
                                                                 2-76262 - NY

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):  X Form 10-K and Form 10-KSB  _ Form 20-F  _ Form 11-K  _ Form 10-Q
              _ Form N-SAR


For Period Ended: November 30, 1997

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

                NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY
                      THAT THE COMMISSION HAS VERIFIED ANY
                          INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

LASER MASTER INTERNATIONAL, INC.
--------------------------------
Full Name of Registrant:

--------------------------------
Former Name if Applicable

1000 FIRST STREET
--------------------------------
Address of Principal Executive Office (Street and Number)

HARRISON, NEW JERSEY 07029
--------------------------------
City, State and Zip Code



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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

_        (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x        (b)      The subject  annual  report,  semi-annual  report,  transition
-                 report on Form 10-K,  Form 20- F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

x        (c)      The  accountant's  statement or other exhibit required by Rule
-                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant was advised by its auditing firm that the auditing was unable to be finalized for the year end as a result of not receiving third party confirmation. Attached hereto is a letter from Goldstein & Morris, the Registrant's accounting firm, confirming the within.


PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification
              JOSEPH BARATTA           212               750-9700
              --------------           ---               --------
                   (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
          x Yes       No
         ---       ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          x Yes       No
         ---       ---

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The Registrant anticipates that it will show a net loss of approximately $500,000 for its 1997 Fiscal Year as opposed to Net Income of $362,119 for its 1996 Fiscal Year. The anticipated change in Net Income can primarily be attributable to technical problems experienced with the Registrants 8 color press which resulted in diminished output during Fiscal Year 1997. Subsequent to the end of Fiscal Year 1997, the 8-color press has been repaired by its manufacturer and is now operating within anticipated performance parameters.

                        LASER MASTER INTERNATIONAL, INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     FEBRUARY 27, 1998               By:   /s/ MENDEL KLEIN
         -----------------                     ------------------------
                                               Mendel Klein, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).